Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: County Bank Corp.

March 25, 2019

ChoiceOne Financial Services and County Bank Corp. Announce Merger of Equals

Summary of Transaction:

•	ChoiceOne Financial Services, Inc. (Parent Company for ChoiceOne Bank) will merge with County Bank Corp. (Parent company for Lakestone Bank and Trust).

•	ChoiceOne Bank and Lakestone Bank and Trust are expected to consolidate in the second quarter of 2020.

•	This is a merger of equals with essentially equal ownership following completion of the transaction.

•	The resulting Company will have 28 offices in Michigan with approximately $1.3 billion in assets. This will be the 12th largest bank holding company headquartered in Michigan based on asset size.

•	The new company board of directors will be a total of 14 directors, with 7 directors designated by ChoiceOne and 7 directors designated by County.

Map of Combined Branches:

Map of Locations

Lake Huron
MICHIGAN
Grand Rapids
Wyoming
Kentwood
Mount Pleasant
Midland
Bay City
Saginaw
Flint
Burton
East Lansing
Lansing
Waterford
Rochester Hills
Sterling Heights
Troy
West Bloomfield
Southfield
Livonia
MANISTEE
WEXFORD
MISSAUKEE
ROSCOMMON
OGEMAW
IOSCO
MASON
LAKE
OSCEOLA
CLARE
GLADWIN
ARENAC
HURON
OCEANA
NEWAYGO
MECOSTA
ISABELLA
MIDLAND
BAY
MUSKEGON
GRATIOT
SAGINAW
TUSCOLA
SANILAC
KENT
MONTCALM
OTTAWA
CLINTON
SHIAWASSEE
GENESEE
LAPEER
IONIA
MACOMB
OAKLAND
ALLEGAN
BARRY
EATON
INGHAM
LIVINGSTON
JACKSON
WASHTENAW

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Leadership of ChoiceOne Financial Services, Inc. after the merger:

Name	Role
Paul Johnson	Chairman of the Board
Bruce Cady	Vice Chairman of the Board
Kelly Potes	CEO
Mike Burke	President

Timeline:

The transaction is expected to close in the second half of 2019, subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company.

Who Is Lakestone Bank and Trust?

•        Serving Southeast Michigan since 1902

•        Publicly Traded under ticker “CBNC”

•        Lakestone is the result of the merger of CSB Bank and Lapeer County Bank in 2016

•        Over 150 employees all based in Southeast Michigan

•        Approximately $617 million in assets and 14 offices

•        Board of Directors are all Southeast Michigan Natives

•        Committed to community

•        Thousands of hours donated by staff in 2018

•        $150,000+ in local donations in 2018

•        CEO Bruce Cady was the CBM 2018 Community Banker of the year

Who Is ChoiceOne Bank?

•        Serving West Michigan since 1898

•        Publicly Traded under ticker “COFS”

•        Over 700 Shareholders, primarily with local connections

•        Over 160 employees all based in West Michigan

•        Approximately $671 million in assets and 14 offices

•        Board of Directors are all West Michigan Natives

•        Committed to our communities

•        Thousands of hours donated by staff in 2018

•        $160,000+ in local donations in 2018

•        2017 National Winner of ICBA Community Banking Service Award

•        2018 Top 20 most Innovative Community Banks

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Why Merge?

  Our vision is to be the best bank in Michigan, and this combined size will allow us to enter new markets and offer new products to better serve our customers
  Two strong community focused banks joining forces
  Similar culture, values and financial performance
  Leverage our combined size with technology and other vendors
  Tremendous opportunity for our communities, staff, customers, and shareholders
  Commitment to maintain our involvement in our local communities

Communication Guidelines

•	All written communication that contains information about the merger must pass through a review and approval process. This includes emails to customers and shareholders.
o	A pre-approved customer email will be provided to employees to send to customers alerting them of the merger.
•	DO NOT create your own communications. All communications other than the pre-approved customer e-mail must be approved by the CEO.

What’s Next?

•	Do not reach out to your counterparts as we will continue to operate as separate companies.
•	Provide superior service to our customers and communities as you always have
•	Express confidence in the merger and that we believe the combined company will positively impact our customers and our communities.
•	Don’t speculate – there are many items that are not yet known or have not been decided. As soon as information is available, it will be shared with you as appropriate.

•	Officer Meeting on Thursday March 28th at 8am

Forward-Looking Statements

This document contains forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of ChoiceOne and County with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, cost savings, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor County undertake any obligation to update, amend, or clarify forward-looking

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statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of either ChoiceOne or County to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and County do business, or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and
•	the outcome of any legal proceedings that may be instituted against ChoiceOne or County.

Additional risk factors include, but are not limited to, the risk factors described in Item 1A in ChoiceOne Financial Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between ChoiceOne and County. In connection with the proposed merger, ChoiceOne will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of ChoiceOne and County and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to ChoiceOne and County shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about ChoiceOne and County, may be obtained at the SEC’s Internet site http://www.sec.gov. You will also be able to obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) or from

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County by accessing County’s website at http://www.lakestonebank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box 186, Sparta, 49345, Attention: Mr. Thomas L. Lampen, or by calling 616-887-7366, or to County, 83 West Nepessing Street, Post Office Box 250, Lapeer, Michigan 48446, Attention Bruce Cady, or by calling 810-664-2977.

Participants in Solicitation

ChoiceOne and County and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ChoiceOne and County shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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